

07008322



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|---|---|
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[SECURITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-51538 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Royall St
(No. and Street)

| Canton | MA | 02135 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Mullins 781-575-2269
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 125 High St. | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Controller.

Title

Helen Hill Gauthier

Notary Public

HELEN HILL GAUTHIER
Notary Public
My Commission Expires January 3, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
SEP 04 2007
WASH., D.C.
186
SECTION

# Georgeson Securities Corporation

**Financial Statements and Supplemental Information Pursuant to Rule 17a-5 of Securities Exchange Act of 1934**

**June 30, 2007**

**Georgeson Securities Corporation**
**Index**
June 30, 2007



**PricewaterhouseCoopers LLP**
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Georgeson Securities Corporation (the "Company") at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 30, 2007

## Georgeson Securities Corporation
### Statement of Financial Condition
June 30, 2007

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 129,435 |
| Cash segregated under federal regulation | 4,000,000 |
| Accounts receivable, net of allowance for returned tenders of $198,099 | 1,183,171 |
| Prepaid and other assets | 41,508 |
| Interest receivable | 144,105 |
| Total assets | $ 5,498,219 |
| **Liabilities and stockholder's equity** | |
| Liabilities | |
| Accrued expenses and other liabilities | $ 2,056,459 |
| Total liabilities | 2,056,459 |
| Stockholder's equity | |
| Common stock, $.01 par value; 200 shares authorized, issued and Outstanding | 2 |
| Additional paid-in capital | 149,998 |
| Retained earnings | 7,726,021 |
| | 7,876,021 |
| Receivables from affiliate | (4,434,261) |
| Total stockholder's equity | 3,441,760 |
| Total liabilities and stockholder's equity | $ 5,498,219 |

The accompanying notes are an integral part of these financial statements

## Georgeson Securities Corporation
### Statement of Income
### Year Ended June 30, 2007

| | |
|---|---|
| **Revenues** | |
| Fee Income | $17,630,138 |
| Interest Income | 1,930,550 |
| Total revenues | 19,560,688 |
| **Expenses** | |
| Brokerage commissions | 265,181 |
| Compensation and benefits | 5,613,128 |
| General and administrative expenses | 1,468,261 |
| Management overhead expenses | 1,694,154 |
| Occupancy expenses | 1,226,520 |
| Technology and printing expenses paid to affiliates | 1,300,231 |
| Transfer agent expenses | 2,348,029 |
| Total expenses | 13,915,504 |
| Income before income taxes | 5,645,184 |
| Current Income tax expense | 2,189,368 |
| Net income | $ 3,455,816 |

The accompanying notes are an integral part of these financial statements

# Georgeson Securities Corporation
## Statement of Changes in Stockholder's Equity
## Year Ended June 30, 2007

| | Common Stock | | Additional Paid-in | Retained | Receivable From | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Affiliate | Total |
| **Balance, July 1, 2006** | 200 | $ 2 | $149,998 | $13,270,205 | ($9,535,710) | $3,884,495 |
| Dividend to Parent | - | - | - | (9,000,000) | - | (9,000,000) |
| Net income | - | - | - | 3,455,816 | - | 3,455,816 |
| Changes in Receivable | - | - | - | - | 5,101,449 | 5,101,449 |
| **Balance, June 30, 2007** | 200 | $ 2 | $149,998 | $ 7,726,021 | ($4,434,261) | $ 3,441,760 |

The accompanying notes are an integral part of these financial statements

# Georgeson Securities Corporation
## Statement of Cash Flows
## Year Ended June 30, 2007

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 3,455,816 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| (Increase) decrease in operating assets | |
| Cash segregated under federal regulations | (4,000,000) |
| Accounts receivable, net | 1,387,415 |
| Prepaid and other assets | 19,886 |
| Interest receivable | 55,341 |
| Increase (decrease) in operating liabilities | |
| Accrued expenses and other liabilities | (143,289) |
| Payable to affiliates | (28,046) |
| Net cash provided by operating activities | 747,123 |
| **Cash flows from financing activities** | |
| Net cash advances to Parent | (3,870,506) |
| Net cash used by financing activities | (3,870,506) |
| Net decrease by cash and cash equivalents | (3,123,383) |
| **Cash and cash equivalents** | |
| Beginning of year | 3,252,818 |
| End of year | $ 129,435 |
| **Supplemental cash flow information** | |
| Non-cash dividend to Parent | 9,000,000 |
| Income taxes paid to Parent | 2,189,368 |

The accompanying notes are an integral part of these financial statements

**1. General**

Georgeson Securities Corporation (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Georgeson Inc. (the "Parent"), the ultimate Parent of which is Computershare Limited, a publicly-held Australian corporation.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction").

**2. Summary of Significant Accounting Policies**

**Cash and Cash Equivalents**
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

**Cash Segregated under Federal Regulations**
Cash of $4,000,000 is segregated in a special reserve bank account for the exclusive benefit of the customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

**Revenue Recognition**
Fee income earned on a shareholder transaction is accrued at the end of the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions and the related clearing charges are recorded on an accrual basis, based on trade date.

**Income Taxes**
The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities, if any, are determined based on differences between the financial reporting and tax basis of assets and liabilities.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company adopted FIN 48 on July 1, 2007. The adoption of

FIN 48 is not expected to have a significant effect on the Company's financial condition and results of operations.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

**Fair Value of Financial Instruments**
The fair value of all financial assets and liabilities (consisting primarily of treasury bills and receivables from customers) are considered to approximate the reported value due to the short-term nature of the financial instruments.

On September 15, 2006, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP") and enhances disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's financial statements issued for the year beginning on July 1, 2008, with earlier adoption permitted. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial condition and results of operations.

## 3. Accounts Receivable and Allowance for Returned Tenders

All shareholder transactions are cleared through the Company's clearing broker, Broadcort Capital Division of Merrill Lynch. Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the statement of financial condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

## 4. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company through an intercompany account. For the year ended June 30, 2007, the shared services charged back to the Company totaled $1,694,154. Utilities and other property related expenses recharged back to the Company totaled $1,226,520.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities and technology services provided by affiliates to the Company. For the year ended June 30, 2007, mailing and printing costs charged back to the Company totaled $546,995. Infrastructure and system support charges totaled $753,236.

In addition to the above, the Company has a revenue agreement with an affiliate regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $1,773,290 and are included in the transfer agent expenses on the statement of income.

During the fiscal year 2007, a dividend was paid by the Company to its Parent in the amount of $9,000,000.

The benefit expenses for the employees of the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred approximately $92,000 in expense as its matching contribution to the plan for the year ended June 30, 2007.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of approximately $360,000 for the year ended June 30, 2007.

All intercompany transaction with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

The Company makes non-interest bearing cash advances to the Parent, all of which are recorded through the due from affiliate account. It is the intention of both the Company and its Parent that this balance will be cleared by a repayment of the intercompany balance followed by a dividend to the Parent.

## 5. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 6 2/3 % of aggregate indebtedness, whichever is greater. At June 30, 2007, the Company had net capital, as defined, of $1,943,541, which was $1,693,541 in excess of its required net capital of $250,000. At June 30, 2007, the Company had aggregate indebtedness of $2,056,459. The ratio of aggregate indebtedness to net capital was 1.06 to 1.

## 6. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2007 consists of the following:

| **Current** | |
|---|---|
| Federal | $1,976,081 |
| State and local | 213,287 |
| Income tax expense | $2,189,368 |

The effective tax rate differs from the Federal statutory rate of 35% primarily due to the effect of state and local taxes.

## 7. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

## 8. Concentration of Credit Risk

At June 30, 2007, the Company's cash was held at one major financial institution that is only insured up to $100,000 per customer account by the Federal Deposit Insurance Corporation. In addition, all accounts receivable at June 30, 2007 are due from the clearing broker.

## 9. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2007.



## SUPPLEMENTAL INFORMATION

# Georgeson Securities Corporation
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of June 30, 2007

**Schedule I**

| | |
|---|---|
| **Net Capital** | |
| Total stockholder's equity (Net of Affiliate Receivable) | $3,441,760 |
| **Deductions** | |
| Non-allowable assets: | |
| Accounts receivable, net | 1,183,171 |
| Prepaid and other assets | 41,508 |
| Interest receivable | 144,105 |
| Cash sweep account | 129,435 |
| Total deductions | 1,498,219 |
| Net capital | $1,943,541 |
| **Aggregate indebtedness** | |
| Accrued expenses and other liabilities | $2,056,459 |
| Total aggregate indebtedness | $2,056,459 |
| **Computation of basic net capital requirement** | |
| Minimum required net capital (the greater of $250,000 or 6 2/3% of aggregate indebtedness) | $ 250,000 |
| Excess of net capital over minimum required | $1,693,541 |
| **Ratio of aggregate indebtedness to net capital** | 1.06 to 1 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between the computation shown above and the corresponding schedule included in the Company's unaudited June 30, 2007 Form X-17a-5, as amended and dated July 23, 2007.

## Georgeson Securities Corporation
### Computation for Determination of Reserve Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### As of June 30, 2007

**Schedule II**

| | |
|---|---|
| Free credit balances in customers' security accounts | $ 177,810 |
| Market value of securities in excess of 40 calendar days and which have not been confirmed | 22,394 |
| Total credits | $ 200,204 |
| Excess of total credits over total debits | $ 200,204 |
| Amount held on deposit in Reserve Bank Account | $4,000,000 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between the computation shown above and the corresponding schedule included in the Company's unaudited June 30, 2007 Form X-17a-5, as amended and dated July 23, 2007.

## Georgeson Securities Corporation

### Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
### As of June 30, 2007

| | | |
|---|---|---|
| 1 | Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3. | $ 0 |
| | A. Number of Items | - |
| 2 | Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ 0 |
| | A. Number of Items | - |



PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors**
**on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In planning and performing our audit of the financial statements of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 30, 2007

END